As filed with the Securities and Exchange Commission on July 22, 2016

REGISTRATION NO. 333-210508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMMERCEHUB, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification code number)	81-1001640 (I.R.S. Employer Identification No.)

201 Fuller Road, 6th Floor, Albany, New York 12203, (518) 810-0700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Copy to:
Douglas Wolfson CommerceHub, Inc. 201 Fuller Road, 6th Floor Albany, New York 12203 (518) 810-0700 (Name, address, including zip code, and telephone number, including area code, of agent for service)	Renee Wilm Jonathan Gordon Courtney York Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transaction described herein have been satisfied or waived, as applicable.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☒ Registration Number: 333-210508

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

 EXPLANATORY NOTE

        This Post-Effective Amendment No. 1 to Form S-1 amends the Registration Statement on Form S-1 of CommerceHub, Inc. (the "Registrant") (Registration No. 333-210508), as amended prior to the date hereto (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission (the "Commission") on July 15, 2016 (the "Effective Date").

        At 5:00 p.m., New York City time, on July 22, 2016, Liberty Interactive Corporation ("Liberty"), the current parent company of the Registrant, will effect a dividend pursuant to which all of the shares of the Registrant held by Liberty will be distributed to holders of Liberty's Liberty Ventures common stock (the "Dividend"). Holders of Liberty's Series A Liberty Ventures common stock will receive (i) 0.1 of a share of the Registrant's Series A common stock and (ii) 0.2 of a share of the Registrant's Series C common stock for each whole share of Liberty's Series A Liberty Ventures common stock held by them as of 5:00 p.m., New York City time, on July 8, 2016 (the "record date"), and holders of Liberty's Series B Liberty Ventures common stock will receive (i) 0.1 of a share of the Registrant's Series B common stock and (ii) 0.2 of a share of the Registrant's Series C common stock for each whole share of Liberty's Series B Liberty Ventures common stock held by them as of the record date. Immediately following the Dividend, the Registrant will be separated from Liberty and become a separate publicly traded company.

        This Post-Effective Amendment No. 1 is being filed to replace Exhibit 8.1: Form of Opinion of Baker Botts L.L.P. regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1 and to include the applicable consent of Baker Botts L.L.P. The Registration Statement is hereby amended, as appropriate, to reflect the foregoing.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.    The following documents are filed as exhibits hereto.

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant.**
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.**
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.**
4.1	Specimen Certificate for shares of Series A Common Stock, par value $.01 per share, of the Registrant.**
4.2	Specimen Certificate for shares of Series B Common Stock, par value $.01 per share, of the Registrant.**
4.3	Specimen Certificate for shares of Series C Common Stock, par value $.01 per share, of the Registrant.**
4.4
Credit Agreement, dated as of June 28, 2016, among Commerce Technologies, Inc. (to be merged into Commerce Technologies, LLC), Holdings party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, SunTrust Bank and KeyBank National Association, as Co-Syndication Agents.**
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.**
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters.
10.1	Form of CommerceHub, Inc. 2016 Omnibus Incentive Plan.**
10.2	Form of CommerceHub, Inc. Transitional Stock Adjustment Plan.**
10.3	Form of Tax Sharing Agreement by and between the Registrant and Liberty Interactive Corporation.**
10.4	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.**
10.5	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.**
10.6	Commerce Technologies, Inc. 1999 Stock Option Plan (As Amended and Restated Effective February 13, 2002).**
10.7	Form of Commerce Technologies, Inc. 1999 Stock Option Plan Nonqualified Stock Option Agreement.**
10.8	Form of Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan.**
10.9	Form of Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan Evidence of Stock Appreciation Right (time vesting).**
10.10	Form of Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan Evidence of Stock Appreciation Right (performance vesting).**
10.11	Executive Employment Agreement, dated effective as of June 28, 2016, by and between Commerce Technologies, Inc. and Francis Poore.**

Exhibit Number	Exhibit Description
10.12	Employment Agreement, dated February 21, 2007, by and between Commerce Technologies, Inc. and Bob Marro.**
10.13	Amended and Restated Employment Agreement, dated January 8, 2015, by and between Commerce Technologies, Inc. and Eric Best.**
10.14	Release and Separation Agreement by and between Commerce Technologies, Inc. and Bob Marro.**
10.15	Offer Letter, dated May 23, 2016, between Commerce Technologies, Inc. and Mark Greenquist.**
10.16	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan.**
10.17	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan Stock Option Agreement.**
10.18	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan Stock Option Agreement for Francis Poore (Relating to Conversion of Existing SARs).**
10.19	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan Stock Option Agreement for Francis Poore (Relating to Conversion of New SARs).**
10.20	Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan Evidence of Stock Appreciation Right for Francis Poore.**
21.1	List of Subsidiaries.**
23.1	Consent of KPMG LLP.**
23.2	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).
24.1	Power of Attorney**

**
Previously filed

(b)
Financial Statement Schedules.

(b)(1)    Financial Statements

        Included in pre-effective Amendment No. 3 to this Registration Statement on Form S-1:

(b)(2)    Financial Statement Schedules

        All schedules have been omitted because they are not applicable, not material or the required information is set forth in the financial statements or notes thereto.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on July 22, 2016.

COMMERCEHUB, INC.
By:	/s/ RICHARD N. BAER
	Name:	Richard N. Baer
	Title:	Chief Legal Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Gregory B. Maffei		Director, President and Chief Executive Officer (Principal Executive Officer)
* Christopher W. Shean		Chief Financial Officer (Principal Financial and Principal Accounting Officer)
/s/ RICHARD N. BAER Richard N. Baer		Director	July 22, 2016
*By:	/s/ RICHARD N. BAER Richard N. Baer Attorney-in-Fact		July 22, 2016

 EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant.**
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.**
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.**
4.1	Specimen Certificate for shares of Series A Common Stock, par value $.01 per share, of the Registrant.**
4.2	Specimen Certificate for shares of Series B Common Stock, par value $.01 per share, of the Registrant.**
4.3	Specimen Certificate for shares of Series C Common Stock, par value $.01 per share, of the Registrant.**
4.4
Credit Agreement, dated as of June 28, 2016, among Commerce Technologies, Inc. (to be merged into Commerce Technologies, LLC), Holdings party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, SunTrust Bank and KeyBank National Association, as Co-Syndication Agents.**
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.**
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters.
10.1	Form of CommerceHub, Inc. 2016 Omnibus Incentive Plan.**
10.2	Form of CommerceHub, Inc. Transitional Stock Adjustment Plan.**
10.3	Form of Tax Sharing Agreement by and between the Registrant and Liberty Interactive Corporation.**
10.4	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.**
10.5	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.**
10.6	Commerce Technologies, Inc. 1999 Stock Option Plan (As Amended and Restated Effective February 13, 2002).**
10.7	Form of Commerce Technologies, Inc. 1999 Stock Option Plan Nonqualified Stock Option Agreement.**
10.8	Form of Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan.**
10.9	Form of Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan Evidence of Stock Appreciation Right (time vesting).**
10.10	Form of Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan Evidence of Stock Appreciation Right (performance vesting).**
10.11	Executive Employment Agreement, dated effective as of June 28, 2016, by and between Commerce Technologies, Inc. and Francis Poore.**
10.12	Employment Agreement, dated February 21, 2007, by and between Commerce Technologies, Inc. and Bob Marro.**
10.13	Amended and Restated Employment Agreement, dated January 8, 2015, by and between Commerce Technologies, Inc. and Eric Best.**

Exhibit Number	Exhibit Description
10.14	Release and Separation Agreement by and between Commerce Technologies, Inc. and Bob Marro.**
10.15	Offer Letter, dated May 23, 2016, between Commerce Technologies, Inc. and Mark Greenquist.**
10.16	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan.**
10.17	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan Stock Option Agreement.**
10.18	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan Stock Option Agreement for Francis Poore (Relating to Conversion of Existing SARs).**
10.19	Form of CommerceHub, Inc. Legacy Stock Appreciation Rights Plan Stock Option Agreement for Francis Poore (Relating to Conversion of New SARs).**
10.20	Commerce Technologies, Inc. 2010 Stock Appreciation Rights Plan Evidence of Stock Appreciation Right for Francis Poore.**
21.1	List of Subsidiaries.**
23.1	Consent of KPMG LLP.**
23.2	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).
24.1	Power of Attorney**

**
Previously filed